Exhibit 99.1

Meten EdtechX Announces Financial Results for Fiscal Year ended December 31, 2020

Shenzhen, April 26, 2021 (GLOBE NEWSWIRE)— Meten EdtechX Education Group Ltd. (Nasdaq: METX) (“Meten EdtechX” or the “Company”), one of the leading omnichannel English language training (“ELT”) service providers in China, today announced its financial results for the fiscal year ended December 31, 2020.

	FY 2020
	RMB (m)	YoY (%)
Gross billings	721.2	(52.3%)
Revenues	897.0	(38.0%)
General adult ELT	333.5	(57.5%)
Online ELT	289.7	11.3%
Junior ELT	130.3	(22.4%)
Gross Profit Margin	32.3%	(15.5	ppts)
Loss from operations	(400.8)	76.0%
Adjusted net loss[1]	(319.4)	218.5

1Non-GAAP measure. For more information about non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” at the end of this release.

Highlights

●	FY 2020 revenue decreased 38.0% year-on-year to RMB897.0 million (US$137.5 million), primarily as a result of the adverse impact of the COVID-19 pandemic in 2020.

●	Supported by efficient omnichannel platform and rising brand awareness, revenue for online ELT increased by 11.3% year-on-year in FY 2020 to RMB289.7 million (US$44.4 million), from RMB260.3 million in FY 2019.

●	As of December 31, 2020, Meten EdtechX had 118 learning centers in operation. To optimize the layout of offline centers, we closed another 14 offline learning centers since 2021.

●	A continued strong focus on cost efficiency led to a 19.6% reduction in the cost of revenues year-on-year, and a 24.9% decline in operating expenses year-on-year for FY 2020, which helped the Company partially mitigate the negative effect of the COVID-19 pandemic on its profitability.

●	FY 2020 adjusted net loss increased 218.5% year-on-year to RMB319.4 million (US$49.0 million).

Alan Peng, Chief Executive Officer of Meten EdtechX commented:

“We faced many challenges in 2020 with the spread of COVID-19. The negative impact of the COVID-19 pandemic on businesses around the world is well documented, and we are not immune to these challenges. 75% of our offline learning centers were closed for half a year, and 33 of our learning centers in northern China only operated for less than 3 months in 2020. Our team took quick actions to focus on optimizing management and aligning our cost structure to the headwinds caused by COVID-19. Nevertheless, we still maintain a leading position in the industry and are well positioned for the gradual return to normalcy. We leveraged our advantage of online and offline business to break the time and space constraints of classroom education. We also utilized big data and AI technology to develop personalized teaching model and to improve teaching efficiency. As a result, we have achieved nearly RMB897.0 million in revenue in fiscal year 2020. As an established education institution with track record of over 15 years, our highly experienced teachers, high-quality education resources and excellent teaching results contribute to our good reputation and improve our brand image and awareness, and thus the proportion of overall word of mouth marketing increased by 19% in 2020.

We have seen a positive impact of blockchain on the education industry, including applications to teacher certification and platform management. As one of the first U.S. listed education companies applying blockchain technology, we will apply these technologies in credit incentives, teacher certification and platform management. At the same time, we plan to build an online merger offline (OMO) platform for blockchain education applications. Looking forward, we will continue focusing on junior ELT business, and carry out our plans to enter the junior quality-oriented education market and introduce our ‘dual-teacher classroom’ for ABC junior ELT services.”

Operational developments

	FY 2020
Student enrollments	70,310	(43.1%)
Course withdrawal rate(1) (%)	11.0%	0.1 ppts

(1)	Refers to the amount of refunds issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period.

	December 31, 2020
Number of self-operated learning centers	105	(20.5	%)*
Number of franchised learning centers	13	(18.8	%)*

(*	Change compared to the previous year end)

Growing online student enrollment

As of December 31, 2020, the number of registered users for online courses increased by 49.2% year-on-year, up to 1.79 million, as the Company diversified course offerings and leveraged cross-selling opportunities between offline and online as its learning centers reopened. This positive trend partly offset the negative impact of the COVID-19 pandemic on offline student enrollment during the period with overall student enrollment decreasing by 43.1% in fiscal year 2020.

Continued product innovation

Meten EdtechX continued to invest in product development during 2020, leveraging the recently launched several new products across both its offline and online platforms. These include three new language (Japanese, Spanish and Korean) products, K12 junior products and the “BiGao” exam preparatory product for middle schoolers. We delivered approximately 16,146 course hours in the fiscal year ended December 31, 2020. For the year ended December 31, 2020, our revenue derived from Japanese language training services was RMB 2.2 million (US$0.3 million).

Efficiency enhanced through streamlining of operations

In addition, 70 lease agreements for the self-operated learning centers (nearly 40% of the total leases) were renegotiated and 27 learning centers for adult ELT were closed in order to redeploy the resources to the junior ELT and online ELT segments. These cost reduction efforts will continue and are expected to result in a leaner cost structure and a more balanced revenue mix between the offline and online and adult and junior segments by the beginning of 2021.

Financial results

Revenues

In fiscal year 2020, revenue amounted to RMB897.0 million (US$137.5 million), a decline of 38.0% year-on-year from RMB1,447.9 million in fiscal year 2019, primarily as a result of the adverse impact of the COVID-19 pandemic in 2020 and the temporary closure of learning centers.

For the general adult ELT, revenues decreased from RMB784.0 million in 2019 to RMB333.5 million (US$51.1 million) in 2020, for the overseas training services, revenues decreased from RMB203.7 million in 2019 to RMB130.6 million (US$20.0 million) in 2020, and for the Junior ELT, revenues decreased from RMB167.9 million in 2019 to RMB130.3 million (US$20.0 million) in 2020. This decrease in revenues was largely driven by the temporary closure of the Company’s learning centers during the period due to the COVID-19 pandemic.

For the online ELT, revenues increased from RMB260.3 million in 2019 to RMB289.7 million (US$44.4 million) in 2020. On the one hand, the COVID-19 has promoted the development of online education, and more consumers are actively choosing online education platforms. On the other hand, the competitive advantages of the Company’s efficient omnichannel platform and rising brand awareness also give the Company a competitive advantage in terms of customer acquisition.

Overseas training services comprise of international standardized test preparation courses and overseas study application and study abroad services. In fiscal year 2020, revenue decreased by 35.9% year-on-year, due to the cancellation of international tests and travel restrictions, as well as the uncertainty around the COVID-19 pandemic.

Cost of revenues

The Company’s cost of revenues consists primarily of staff costs, property expenses, depreciation and amortization, and other costs which primarily include consulting fees, foreign teacher-related administrative expenses, and teaching materials costs.

In fiscal year 2020, cost of revenues decreased by 19.6% to RMB607.1 million (US$93.0 million), from RMB755.4 million in fiscal year 2019. This was predominantly due to our efforts to optimize costs and drive greater operating efficiencies in response to the COVID-19 pandemic.

Gross profit

In fiscal year 2020, gross profit decreased by 58.1% to RMB290.0 million (US$44.4 million), from RMB692.5 million in fiscal year 2019, due to the negative impact of COVID-19 for the majority of the year.

For fiscal year 2020, gross profit margin decreased by 15.5 percentage points to 32.3% from 47.8% for fiscal year 2019.

Operating expenses

In fiscal year 2020, selling and marketing expenses amounted to RMB310.4 million (US$47.6 million), a decrease of 29.1% from RMB438.0 million in fiscal year 2019, primarily as a result of lower marketing activity due to the temporary closure of offline learning centers during COVID-19 in 2020.

In fiscal year 2020, research and development expenses decreased by 1.4% year-on-year to RMB31.9 million (US$4.9 million), from RMB32.3 million in fiscal year 2019.

In fiscal year 2020, general and administrative expenses decreased by 22.6% year-on-year to RMB348.4 million (US$53.4 million), from RMB449.9 million in fiscal year 2019. This decrease was primarily due to (i) the decreased staff cost, rental and other expenses for our offices due to the temporary closure of learning centers during COVID-19 in 2020; (ii) an increase in provision for impairment of goodwill and accounts receivable from franchisees as these related learning centers were closed; (iii) share-based compensation expenses; and (iv) warrant financing expenses.

Loss from operations

For fiscal year 2020, loss from operations was RMB400.8 million (US$61.4 million), compared to a loss from operations of RMB227.7 million in the fiscal year 2019. This loss increase was primarily due to (i) goodwill impairment of RMB27.6 million as a result of the closure of certain learning centers and franchised learning centers due to COVID-19; (ii) the impairment of account receivable from franchisees of RMB24.0 million; and (iii) the amortization of decoration, disposal of property and equipment and deposits loss of nearly RMB32.0 million due to the closure of central store. The total amount of these expenses was RMB83.6 million. These were one-time expenses and the Company does not expect these one-time expenses will occur in 2021.

Net loss

For fiscal year 2020, net loss was RMB412.8 million (US$63.3 million), compared to a net loss of RMB225.1 million in fiscal year 2019.

Cash flow

For fiscal year 2020, an outflow of RMB343.2 million (US$52.6 million) was recorded, compared to an outflow of RMB21.6 million in fiscal year 2019.

Cash and cash equivalents

As of December 31, 2020, Meten EdtechX had RMB90.1 million (US$13.8 million) of cash and cash equivalents, compared to RMB140.1 million as of December 31, 2019.

Outlook

Assuming no resurgence of the COVID-19 pandemic in China, and taking into account recent positive developments relating to the COVID-19 vaccines and the continuous recovery of China’s economy, Meten EdtechX expects its trading and profitability to gradually return to pre-pandemic levels over the course of 2021.

Meten EdtechX plans to build an online merger offline (OMO) platform for blockchain education applications. The OMO platform will integrate the Company’s nationwide offline learning centers with its online platform “Likeshuo”.

Meten EdtechX will continue focusing on ‘dual-teacher classroom’ for ABC junior ELT services. The Company will carefully select the course content and electronic teaching aids, conduct trainings for foreign teachers, guide them through the qualification certification process, install hardware equipment in the classrooms, and adopt standardized course materials and curriculums.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD for fiscal year 2020 are made at the rate of RMB6.525 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020, respectively. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, as the case may be, or at any other rate.

About Non-GAAP Financial Measures

Meten EdtechX’s consolidated financial results presented are in accordance with GAAP. However, to provide meaningful supplemental information regarding its performance, Meten EdtechX adopts the following measures which are defined as non-GAAP financial measures by the SEC:

●	EBITDA: calculated by subtracting net interest income/loss and adding back income tax expense and non-cash expense of depreciation and amortization to a firm’s net income/(loss).

●	Adjusted EBITDA: calculated by removing certain one-off, irregular and/or non-recurring items from EBITDA such as offering expenses and share-based compensation expenses.

●	Adjusted net (loss)/income: calculated by adding back certain one-off, irregular and/or non-recurring items to net income/loss such as offering expenses and share-based compensation expenses.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Results Presentation

The Company’s management team will host a conference call at 8:00 am U.S. Eastern (5:00 am Pacific Time/8:00 pm Beijing Time) on Monday, April 26, 2021, to discuss the financial results.

Dial-in details for the conference call are as follows:

Mainland China:	400 810 8228

Hong Kong:	+852 3005 1355

USA:	+1 646 254 3594

UK:	+44 20 7660 0166

Other countries:	+86 10 5808 4166

Participant PIN:	772494

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

About Meten EdtechX

Meten EdtechX is one of the leading ELT service providers in China, delivering English language and skills training for Chinese students and professionals. Through a digital platform and a nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language fluency of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

For more information, please visit: https://investor.metenedu-edtechx.com.

Safe Harbor Statement

This announcement contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our brands; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
+1 917-609-0333
tina.xiao@ascent-ir.com

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures, which are different from financial measures calculated in accordance with U.S. GAAP. Such non-GAAP financial measures should be considered in addition to and not as a substitute for or superior to the financial measures calculated in accordance with U.S. GAAP. In addition, the definition of adjusted EBITDA and adjusted net income/loss in this press release may be different from the definition of such terms used by other companies, and therefore, comparability may be limited.

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data)

	As of December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
			Unaudited
ASSETS
Current assets
Cash and cash equivalents	140,132	90,115	13,811
Contract assets	7,824	6,194	949
Accounts receivable, net	28,903	27,013	4,140
Other contract costs	54,088	36,446	5,586
Prepayments and other current assets	64,790	50,658	7,764
Amounts due from related parties	9,662	7,934	1,216
Prepaid income tax	12,265	14,460	2,216

Total current assets	317,664	232,820	35,682

Non-current assets
Restricted cash	11,599	10,358	1,587
Other contract costs	10,114	19,995	3,064
Equity method investments	26,084	24,552	3,763
Property and equipment, net	220,118	146,891	22,512
Operating lease right-of-use assets	484,225	322,559	49,434
Intangible assets, net	24,968	19,337	2,964
Deferred tax assets	4,200	6,997	1,072
Goodwill	302,158	274,567	42,079
Long-term prepayments and other non-current assets	62,435	40,754	6,247

Total non-current assets	1,145,901	866,010	132,722

Total assets	1,463,565	1,098,830	168,404

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data)

	As of December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
			Unaudited
Current liabilities
Accounts payable	15,714	17,013	2,607
Bank loans	92,000	133,900	20,521
Deferred revenue	408,287	341,934	52,404
Salary and welfare payable	74,139	67,609	10,362
Financial liabilities from contracts with customers	490,095	384,561	58,937
Accrued expenses and other payables	48,457	46,030	7,054
Income taxes payable	495	267	41
Amounts due to related parties	851	50,192	7,692
Current operating lease liabilities	142,155	131,151	20,100
Total current liabilities	1,272,193	1,172,657	179,718

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data)

	As of December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
			Unaudited
Non-current liabilities
Deferred revenue	60,528	46,927	7,192
Deferred tax liabilities	14,085	7,661	1,174
Operating lease liabilities	333,613	200,409	30,714
Non-current tax payable	26,085	33,718	5,168

Total non-current liabilities	434,311	288,715	44,248

Total liabilities	1,706,504	1,461,372	223,966

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data)

	As of December 31,
	2019	2020
	RMB’000	RMB’000	US$’000
			Unaudited
Shareholders’ deficit
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 53,292,842 and 56,874,548 shares issued outstanding as of December 31, 2019 and 2020)	219	37	6
Subscriptions receivable	(2)	(1)	-
Additional paid-in capital	264,175	557,536	85,446
Accumulated deficit	(525,262)	(936,247)	(143,486)

Total deficit attributable to shareholders of the Company	(260,870)	(378,675)	(58,034)
Non-controlling interests	17,931	16,133	2,472

Total deficit	(242,939)	(362,542)	(55,562)

Commitments and contingencies	-	-	-

Total liabilities and shareholders’ deficit	1,463,565	1,098,830	168,404

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB, except share data and per share data)

	Years ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
				Unaudited
				(Note 2(c))
Revenues	1,424,234	1,447,899	897,035	137,477
Cost of revenues	(627,996)	(755,356)	(607,077)	(93,039)
Gross profit	796,238	692,543	289,958	44,438
Operating expenses:
Selling and marketing expenses	(425,217)	(437,986)	(310,433)	(47,576)
General and administrative expenses	(293,157)	(449,903)	(348,435)	(53,400)
Research and development expenses	(26,178)	(32,333)	(31,878)	(4,886)
Income/(loss) from operations	51,686	(227,679)	(400,788)	(61,424)
Other income (expenses):
Interest income	1,150	1,633	448	69
Interest expenses	(8)	(2,453)	(6,101)	(935)
Foreign currency exchange gain/(loss), net	21	(19)	(382)	(59)
Gains/(losses) on disposal and closure of subsidiaries and branches	-	583	(31,884)	(4,886)
Gains on available-for-sale investments	3,916	-	-	-
Gains on Short-term investments	-	-	495	76
Government grants	7,817	5,773	28,124	4,310
Equity in income/(loss) on equity method investments	1,668	2,658	(1,533)	(235)
Others, net	1,649	4,044	4,641	711
Income/(loss) before income tax	67,899	(215,460)	(406,980)	(62,373)
Income tax expense	(14,454)	(9,608)	(5,803)	(889)
Net income/(loss)	53,445	(225,068)	(412,783)	(63,262)
Less: Net loss attributable to non-controlling interests	(3,809)	(5,664)	(1,798)	(276)
Net income/(loss) attributable to shareholders of the Company	57,254	(219,404)	(410,985)	(62,986)
Less: Accretion of Redeemable Owners’ Investment	9,814	-	-	-
Net income/(loss) available to shareholders of the Company	47,440	(219,404)	(410,985)	(62,986)

Net income/(loss)	53,445	(225,068)	(412,783)	(63,262)
Other comprehensive income
Unrealized holding gains on available-for-sale investments, net of income tax of RMB 932 for the years ended December 31, 2018, respectively	2,797	-	-	-
Less: Reclassification adjustment for gains on available-for-sale investments realized in net income, net of income tax of and RMB 979 for the years ended December 31, 2018	2,937	-	-	-

Comprehensive income/(loss)	53,305	(225,068)	(412,783)	(63,262)
Net income/(loss) per share
- Basic	1.04	(4.53)	(7.38)	(1.13)
- Diluted	1.01	(4.53)	(6.24)	(0.96)
Weighted average shares used in calculating net income/(loss) per share
- Basic	45,626,027	48,391,607	55,661,445	55,661,445
- Diluted	46,997,775	48,391,607	65,842,020	65,842,020

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

ADJUSTED NET (LOSS)/INCOME

		For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Net (loss)/income	(27,147)	40,342	53,445	(225,068)	(412,783)	(63,262)
Add:
Share-based compensation expenses	6,557	7,886	7,648	96,661	52,256	8,009
Offering expenses	—	—	14,766	28,123	—
Warrant financing	—	—	—	—	41,118	6,302
Adjusted net (loss)/income	(20,590)	48,228	75,859	(100,284)	(319,409)	(48,951)